                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



                                  Equinix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    2944U106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                             STT Communications Ltd
                                 51 Cuppage Road
                            #10-11/17, StarHub Centre
                                229469 Singapore
                            Telephone (65) 6723 8668
                            Facsimile (65) 6720 7277

                                    Copy to:

                               Michael W. Sturrock
                              Latham & Watkins LLP
                            80 Raffles Place, #14-20
                                   UOB Plaza 2
                                Singapore 048624
                            Telephone (65) 6536 1161
                            Facsimile (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 16, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 2944U106               13D                          PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    TEMASEK  HOLDINGS (PRIVATE) LIMITED

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E).                                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    SINGAPORE
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
 NUMBER OF
                        11,718
  SHARES            ----------------------------------------------------
                    8   SHARED VOTING POWER
BENEFICIALLY
                        4,300,000
OWNED BY EACH       ----------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
 REPORTING
                        11,718
  PERSON            ----------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
   WITH
                        4,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,311,718(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by i-STT Investments (Bermuda) Ltd.

--------------------------------------------------------------------------------
CUSIP No. 2944U106                      13D                   PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------

                     7   SOLE VOTING POWER
 NUMBER OF
                         0
  SHARES             -----------------------------------------------------------
                     8   SHARED VOTING POWER
BENEFICIALLY
                         4,300,000
OWNED BY EACH        -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
 REPORTING
                         0
  PERSON             -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
   WITH
                         4,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 2944U106                13D                         PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    STT COMMUNICATIONS LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,300,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 2944U106                13D                         PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    i-STT INVESTMENTS PTE. LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,300,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 2944U106                13D                         PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    i-STT INVESTMENTS (BERMUDA) LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,300,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                                              Page 7 of 13 Pages

This Amendment No. 7 amends the Schedule 13D previously filed by STT Communications Ltd ("STT Comm") with the Securities and Exchange Commission on October 11, 2002, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 3, 2003 by STT Comm, as further amended by Amendment No. 2 to
Schedule 13D filed on December 22, 2003, as further amended by Amendment No. 3 to Schedule 13D filed on December 30, 2004, as further amended by Amendment No. 4 to Schedule 13D filed on January 14, 2005, as further amended by Amendment No. 5 to Schedule 13D filed on October 7, 2005 and as further amended by Amendment No. 6 to Schedule 13D filed on November 15, 2005 (as amended, the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Equinix, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2.  IDENTITY AND BACKGROUND

The list of directors and executive officers of each of STT and STT Comm set forth in Schedule A of this Statement is hereby restated in its entirety, and incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

i-STT Bermuda has the power to vote 4,300,000 shares of Common Stock representing 15.8 % of the outstanding shares of Common Stock. Because of the relationships described in Item 2 above, the direct and indirect parents of i-STT Bermuda may be deemed to beneficially own the shares which i-STT Bermuda has the power to vote. Temasek disclaims beneficial ownership of these shares.

In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.04 % of the outstanding shares of Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek's indirect, wholly-owned subsidiary, T.H.e Venture Pte Ltd.

On November 16, 2005, i-STTI completed a sale of 5,889,549 shares of Common Stock to the public, including 739,549 shares of Common Stock sold pursuant to the exercise of an overallotment option, and received $202,032,144.12 in net proceeds (after payment of $7,871,382.24 in underwriter compensation). On the same date, i-STT (Bermuda) received $125,280,402.79 in net proceeds (after payment of $4,597,560 in underwriter compensation) from Credit Suisse First Boston Capital LLC ("CSFB Capital") pursuant to a Forward Purchase Agreement (the "Purchase Agreement") under which i-STT Bermuda will (subject to its right to cash settle its obligations thereunder) be obligated to deliver up to 4,300,000 shares of the Issuer's common stock currently pledged by it to CSFB Capital on November 15, 2008 in settlement of its obligations under the Purchase Agreement.

The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed as outstanding as of September 30, 2005, in the Form 10-Q filed by the Issuer on October 26, 2005 and the number of shares of common stock issued upon the conversion of 3,074,919 shares of the Issuer's series A preferred stock held by i-STTI on November 9, 2005 (i.e. an aggregate of 27,263,658 shares of Common Stock). Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

                                                              Page 8 of 13 Pages


Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

                                                              Page 9 of 13 Pages

After reasonable inquiry and to the best of is knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 18, 2005                TEMASEK HOLDINGS (PRIVATE) LIMITED


                                        By:    /s/ Chia Yue Joo
                                               ---------------------------------
                                        Name:  Chia Yue Joo (Ms.)
                                        Title: Managing Director, Legal &
                                               Regulations



                                        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                                        By:    /s/ Pek Siok Lan
                                               ---------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Company Secretary



                                        STT COMMUNICATIONS LTD


                                        By:    /s/ Pek Siok Lan
                                               ---------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Company Secretary



                                        i-STT INVESTMENTS PTE. LTD.


                                        By:    /s/ Pek Siok Lan
                                               ---------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Director



                                        i-STT INVESTMENTS (BERMUDA) LTD.


                                        By:    /s/ Stephen Geoffrey Miller
                                               ---------------------------------
                                        Name:  Stephen Geoffrey Miller
                                        Title: Director

                                                             Page 10 of 13 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of STT and STT Comm is set forth below.

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

 Name, Business Address                 Present Principal
  and Position at STT                      Occupation                Citizenship
--------------------------------------------------------------------------------

Tan Guong Ching                       Corporate Director             Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT)

Peter Seah Lim Huat                   Corporate Director             Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT)

Lee Theng Kiat                        President and CEO,             Singaporean
51 Cuppage Road #10-11/17             STT and STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                          Corporate Director             Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Lim Ming Seong                        Corporate Director             Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT)

Chang See Hiang                       Advocate & Solicitor           Singaporean
9 Temasek Boulevard
#15-01 Suntec Tower 2
Singapore 038989
(Director, STT)

Justin Weaver Lilley                  Lawyer                         American
5729 Potomac Ave., NW
Washington, DC 20016
USA
(Director, STT)

Sir Michael Perry, GBE                Corporate Director             British
75 Park Walk
London SW10 0AZ
United Kingdom
(Director, STT)

                                                             Page 11 of 13 Pages


 Name, Business Address                 Present Principal
  and Position at STT                      Occupation                Citizenship
--------------------------------------------------------------------------------

Sio Tat Hiang                         Executive Vice President,      Singaporean
51 Cuppage Road #10-11/17             STT and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Pek Siok Lan                          Senior Vice President,         Singaporean
51 Cuppage Road #10-11/17             Legal and General Counsel,
StarHub Centre                        STT and STT Comm
Singapore 229469
(Company Secretary, STT)

Stephen Geoffrey Miller               Chief Financial Officer,       Australian
51 Cuppage Road #09-01                STT and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg                           Senior Vice President,         Indian
51 Cuppage Road #09-01                International Business
StarHub Centre                        Development,
Singapore 229469                      STT and STT Comm
(Senior Vice President,
International Business
Development, STT)

Kek Soon Eng                          Senior Vice President,         Singaporean
51 Cuppage Road #10-11/17             Management of Investee
StarHub Centre                        Companies,
Singapore 229469                      STT and STT Comm
(Senior Vice President,
Management of Investee
Companies, STT)


The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):


  Name, Business Address                Present Principal
 and Position at STT Comm                  Occupation                Citizenship
--------------------------------------------------------------------------------

Tan Guong Ching                       Corporate Director             Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT Comm)

Peter Seah Lim Huat                   Corporate Director             Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and
Director, STT Comm)

                                                             Page 12 of 13 Pages


  Name, Business Address                Present Principal
 and Position at STT Comm                  Occupation                Citizenship
--------------------------------------------------------------------------------

Lee Theng Kiat                        President and CEO,             Singaporean
51 Cuppage Road #10-11/17             STT and STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO,
STT Comm)

Sum Soon Lim                          Corporate Director             Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                        Corporate Director             Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Chang See Hiang                       Advocate & Solicitor           Singaporean
9 Temasek Boulevard
#15-01 Suntec Tower 2
Singapore 038989
(Director, STT Comm)

Justin Weaver Lilley                  Lawyer                         American
5729 Potomac Ave., NW
Washington, DC 20016
USA
(Director, STT Comm)

Sio Tat Hiang                         Executive Vice President,      Singaporean
51 Cuppage Road #10-11/17             STT and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President,
STT Comm)

Pek Siok Lan                          Senior Vice President,         Singaporean
51 Cuppage Road #10-11/17             Legal and General Counsel,
StarHub Centre                        STT and STT Comm
Singapore 229469
(Company Secretary, STT Comm)

Stephen Geoffrey Miller               Chief Financial Officer,       Australian
51 Cuppage Road #09-01                STT and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer,
STT Comm)

Anupam Garg                           Senior Vice President,         Indian
51 Cuppage Road #09-01                International Business
StarHub Centre                        Development, STT and
Singapore 229469                      STT Comm
(Senior Vice President,
International Business Development,
STT Comm)

                                                             Page 13 of 13 Pages


  Name, Business Address                Present Principal
 and Position at STT Comm                 Occupation                 Citizenship
--------------------------------------------------------------------------------

Kek Soon Eng                          Senior Vice President,         Singaporean
51 Cuppage Road #10-11/17             Management of Investee
StarHub Centre                        Companies, STT and
Singapore 229469                      STT Comm
(Senior Vice President,
Management of Investee Companies,
STT Comm)